Exhibit 99.1

Santiago, November 25, 2021

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mr President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session on November 23, the Board of Banco Santander - Chile approved the following contract with related parties:

Delivery technology contract between Banco Santander-Chile, Santander Global technology and Santander Back-Offices Globales Mayoristas. Relative to the development required by Santander Global Technology for the development of applications.

“VRAC” Contract between Banco Santander-Chile and Aquanima Chile S.A. Key service for the Externalizations Model and Suppliers Management, carried out by a multidisciplinary team that executes the homologation of services from relevant suppliers for Banco Santander-Chile and companies of the Group.

In relation to these operations, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenique Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo and Óscar Von Chrismar Carvajal manifested the convenience for the Bank the procurement of this operation, with pricing, terms, and conditions similar to those prevailing in the market, and in accordance with the favorable report of the Director Committee and Audit Committee of the Bank.

Sincerely,

Miguel Mata Huerta

Chief Executive Officer

C.c:

- Stock Exchange